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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sanders Morris Harris Group Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

80000Q104
(CUSIP Number)

Domenico Conti 4000 Legato Road, 9th Floor Fairfax, VA 22030 (703) 251-0197
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2008(1)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________

(1) The Reporting Persons received shares as consideration from the Issuer (please see Item 3 below). The exact number of shares to be received was determined upon the date the Issuer submitted a calculation of this consideration and received approval thereof. The Issuer submitted this calculation on May 12, 2008. Therefore May 12, 2008 has been indicated as the date of the event because on that date the number of shares acquired by the Reporting Persons became fixed and determinable.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 80000Q104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edelman Financial Center, Inc. 54-1811321
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,153,288
8. Shared Voting Power 0
9. Sole Dispositive Power 3,153,288
10. Shared Dispositive Power 0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person   3,153,288

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)   10.9%(2)

14.        Type of Reporting Person (See Instructions)   CO

________________________________

(2)  Percentages are based on 28,961,059 shares of Common Stock outstanding as of May 12, 2008 (as set forth in the Issuer's Form 10-Q, filed on May 12, 2008 with the Securities and Exchange Commission, which specifies that 26,291,494 shares were outstanding on March 31, 2008, and in the Issuer's Form 8-K filed on May 16, 2008 with the Securities and Exchange Commission, which specifies that 2,673,429 further shares were issued to the Reporting Persons).

CUSIP No.  80000Q104

1.                 Names of Reporting Persons.

                    I.R.S. Identification Nos. of above persons (entities only).

                    Fredric Edelman

2.                Check the Appropriate Box if a Member of a Group (See Instructions)

                            (a)  [ ]

                            (b)  [X]

3.                 SEC Use Only

4.                Source of Funds (See Instructions)  OO

5.                 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.                Citizenship or Place of Organization  United States

Number of
Shares	7.	Sole Voting Power 3,198,637
Beneficially	8.	Shared Voting Power 0
Owned by	9.	Sole Dispositive Power 3,198,637
Each Reporting	10.	Shared Dispositive Power 0
Person With

11.       Aggregate Amount Beneficially Owned by Each Reporting Person   3,198,637(3)

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.       Percent of Class Represented by Amount in Row (11)   11%

14.     Type of Reporting Person (See Instructions)   IN

______________________ (3) Fredric Edelman beneficially owns 45,349 of these shares directly, and may be deemed to own 3,153,288 indirectly as the 100% owner of Edelman Financial Center, Inc.

Item 1.  Security and Issuer(4)

This statement relates to the Common Stock, par value $.01 (the “Common Stock”) issued by Sanders Morris Harris Group Inc. (the “Issuer”). The principal executive office of the Issuer is 600 Travis, Suite 3100, Houston, Texas 77002.

Item 2.  Identity and Background

The Reporting Persons (as hereafter defined) are Edelman Financial Center, Inc. ("EFC"), a Virginia corporation, and Fredric Edelman ("Edelman"), a citizen of the United States of America (collectively, the "Reporting Persons"). EFC is a holding company for Edelman Financial Center, LLC ("EFC LLC"), a financial planning company.  Fredric Edelman is an investment advisor. The principal business address of each is 4000 Legato Road, 9th Floor, Fairfax VA 22030.

Edelman is the sole director, sole executive officer, 100% shareholder, and sole controlling person of EFC.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On May 10, 2005, the Issuer acquired a 51% interest in EFC LLC, a subsidiary of EFC, and agreed to acquire the remaining 49% of EFC LLC over four years.

The Issuer acquired the EFC LLC interest under a Reorganization and Purchase Agreement (the “Purchase Agreement”) dated as of May 10, 2005, among the Issuer, EFC, EFC LLC, and Fredric Edelman.  At the same time, the parties entered into i) a Registration Rights Agreement providing for the registration of the securities issued to Edelman for their resale, with such registration to take place shortly after their issuance in each case, and ii) an Employment and Non-Competition Agreement whereby Edelman would remain employed by EFC LLC as chairman.  As of the date hereof, Edelman is still employed by EFC LLC as specified under the Employment and Non-Competition Agreement.

At the initial closing under the Purchase Agreement, the Issuer bought 51% of the outstanding membership units of EFC LLC (the “First Tranche EFC Units”).  The Issuer paid $12.5 million, in a combination of cash and shares of the Issuer’s common stock for the First Tranche EFC LLC Units.  The consideration for the First Tranche EFC LLC Units was subject to later adjustment (the “Earn-Out Consideration”) based on a multiple of the net income of EFC LLC for the period of October 1, 2005 through September 30, 2006.  The multiple used to calculate the Earn-Out Consideration was based upon the level of net income for the period.  The Earn-Out Consideration was paid 50% in cash and 50% in the Issuer’s common stock.

At the initial closing, the Issuer advanced an additional $7.5 million, in a combination of cash and the Issuer’s common stock, as a nonrefundable credit against future payments for the Earn-Out Consideration, the Second Tranche Consideration and the Third Tranche Consideration.  Also, the aggregate issuances of Common Stock under the Purchase Agreement may never exceed 20% of the total number of shares of the Issuer’s common stock issued and outstanding on the initial closing date.  The shares of common stock issued under the Purchase Agreement have not been registered in reliance upon the exemption provided in Section 4(2) of the Securities Act of 1933, as amended.

Under the Purchase Agreement, the Issuer purchased from EFC an additional 25% membership interest in EFC LLC on the third anniversary of the initial closing. For this second closing, the Issuer agreed to pay an amount equal to 25% of a multiple of between 8 and 11 times EFC LLC’s net income for the fiscal year ending December 31, 2007 (the “Second Tranche Consideration”).  The multiple was agreed to be determined based upon the compound annual growth rate of EFC LLC’s net income over a specified period.  The Second Tranche Consideration would be paid in a combination of cash and the Company’s common stock. The shares referred to in this Schedule 13D reflect this Second Tranche Consideration, which was paid as specified in the Purchase Agreement, using 11 as the multiple.

__________

(4)  All of the enumerated items apply equally to the shares owned by EFC and Fredric Edelman.

On the third closing, which will be on or about the fourth anniversary of the initial closing, the Issuer will purchase all of the issued and outstanding shares of EFC directly from Edelman.  EFC will own the remaining 24% of EFC LLC, and thus, EFC LLC will become an indirectly wholly owned subsidiary of the Issuer.  The Issuer will pay 24.0% of a multiple of between 8 and 11 times EFC LLC’s net income for the fiscal year ending December 31, 2008 (the “Third Tranche Consideration”).  The multiple will be determined based upon the compound annual growth rate of EFC LLC’s net income over a specified period.  The Third Tranche Consideration will also be paid in a combination of cash and the Issuer’s common stock. The Purchase Agreement provides that prior to the third closing, EFC shall distribute to Edelman all of the Issuer’s shares issued to EFC upon the initial closing and the second closing.

Item 4.  Purpose of Transaction

Please see response to Item 3 above.

Item 5.  Interest in Securities of the Issuer

The Reporting Persons own an aggregate of 3,198,637 shares of Common Stock, 11% of the Issuer’s outstanding Common Stock. Fredric Edelman beneficially owns 45,349 of these shares directly, and, as the 100% owner of EFC, may be deemed to be the beneficial owner of EFC’s 3,153,288 shares indirectly. Fredric Edelman has sole voting power and sole dispositive power with regard to his 45,349 shares of Common Stock. EFC has sole voting power and sole dispositive power with regard its 3,153,288 shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see response to Item 3 above for a description of the Reorganization and Purchase Agreement, the Employment and Non-Competition Agreement, and the Registration Rights Agreement.

Item 7. Material to Be Filed as Exhibits

The Joint Filing Agreement of the Reporting Persons is attached as Exhibit 1.

The Registration Rights Agreement is attached as Exhibit 2.

A copy of the “Reorganization and Purchase Agreement”, dated as of May 10, 2005, among the Issuer, EFC., the Edelman Financial Center, LLC, and Fredric Edelman, is attached to the Issuer’s Form 8-K, filed with the Commission on May 10, 2005, as Exhibit 2.1 and is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2008
(Date)

Edelman Financial Center, Inc.

By:	/s/ Domenico Conti
Domenico Conti, attorney in fact for Fredric Edelman,
Chief Executive Officer, Director

Fredric Edelman, Individually

By:	/s/ Domenico Conti
Domenico Conti, attorney in fact for Fredric Edelman

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common stock of Sanders Morris Harris Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of June, 2008.

Edelman Financial Center, Inc.

By:	/s/ Domenico Conti
Domenico Conti, attorney in fact for Fredric Edelman,
Chief Executive Officer

Fredric Edelman, Individually
By:	/s/ Domenico Conti
Domenico Conti, attorney in fact for Fredric Edelman

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Edelman Financial Center, Inc., 4000 Legato Road, 9th Floor, Fairfax, Virginia, 22030. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any shares.

Edelman Financial Center, Inc.

NAME	TITLE
Fredric Edelman	Chief Executive Officer, Chairman, Sole Director

EXHIBIT 2

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is dated May 10, 2005, by and among Sanders Morris Harris Group Inc., a Texas corporation (“SMH”), and The Edelman Financial Center, Inc., a Virginia corporation (“EFC”) and Fredric M. Edelman (“Edelman”). Capitalized terms used but not defined in this Agreement have the meanings given to them in the Reorganization and Purchase Agreement dated as of May 10, 2005 (the “Purchase Agreement”), among SMH, EFC, The Edelman Financial Center, LLC (the “LLC”) and Edelman. Capitalized terms used herein without definition shall have the meaning given them in the Purchase Agreement.

Background

A.        Under the Purchase Agreement, SMH will issue (i) to EFC, in a series of related transactions over time, a number of SMH Shares determined in accordance with the Purchase Agreement as partial consideration for SMH’s purchase from EFC of membership interests in the LLC representing 76% of the total membership interests in the LLC, and (ii) to Edelman, in four years, a number of SMH Shares determined in accordance with the Purchase Agreement as partial consideration for SMH’s purchase from Edelman of all of the then issued and outstanding capital stock of EFC, which at the time, will own the remaining 24% of the total membership interests in the LLC.

B.        The parties hereto are entering into this Agreement as a condition to the entering into by EFC and Edelman of the Purchase Agreement, in order to set forth the rights and obligations of the respective parties hereto with respect to the registration of SMH Shares issuable under the Purchase Agreement.

C.        The parties desire to enter into this Agreement to memorialize the rights of EFC and Edelman and the obligations of SMH with respect to the registration of the SMH Shares.

Agreements

In consideration of the respective representations, warranties and covenants of Edelman, EFC and SMH set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, EFC, Edelman and SMH agree as follows:

1.  DEFINITIONS.  As used in this Agreement:

(a)       “Additional Registrable Shares” has the meaning specified in Section 2(b) below.

(b)       “Affiliates” shall mean, with respect to any person, an “affiliate” as defined in Rule 144 of the Securities Act (or any successor provision thereof), of such person.

(c)       “Effectiveness Period” means the period commencing on the date of original issuance of Registrable Shares and terminating upon the earliest of the following: (i) when all the Registrable Shares covered by the applicable Initial Shelf Registration Statement or Subsequent Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement, and (ii) when, in the written opinion of counsel to SMH, all outstanding Registrable Securities held by EFC or Edelman may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act or any successor provision thereto.

(d)       “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

(e)       “Commission” shall mean the Securities and Exchange Commission.

(f)        “Initial Shelf Registration Statement” has the meaning specified in Section 2(a) below.

(g)       “Registrable Shares” means at any point in time those SMH Shares that SMH has issued to EFC or Edelman under the terms of the Purchase Agreement as part of the Initial Consideration, the Earn-Out Adjustment, the Second Closing Consideration or the Third Closing Consideration, and that at such point in time are still owned or held by EFC or Edelman.

(h)       “Securities Act" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

(i)        “Shelf Registration Statements” shall mean the Initial Shelf Registration Statement and any and all Subsequent Shelf Registration Statements.

(j)        “Subsequent Shelf Registration Statements” has the meaning specified in Section 2(b) below.

2.  MANDATORY REGISTRATION.

(a)  SMH covenants and agrees that on or before 90 days after the Initial Closing Date, SMH will cause to be filed pursuant to Rule 415 of the Securities Act a shelf registration statement on Form S-3 (the “Initial Shelf Registration Statement”) as to the Registrable Shares issued on the Initial Closing Date, naming EFC, or if EFC shall have distributed such Registerable Shares to Edelman, then Edelman, as a selling stockholder. SMH shall use its reasonable best efforts to have such Initial Shelf Registration Statement declared effective as soon as reasonably practicable after such filing, and to keep such Initial Shelf Registration Statement continuously effective during the Effectiveness Period; provided, however, that SMH may voluntarily suspend the effectiveness of such Initial Shelf Registration Statement for a limited time, which in no event shall be longer than 30 days, if SMH has been advised by counsel or underwriters to SMH that the offering of Registrable Shares pursuant to the Initial Shelf Registration Statement would materially adversely affect, or would be improper in view of (or improper without disclosure in a prospectus), a proposed financing, a reorganization, recapitalization, merger, consolidation, or similar transaction involving SMH, in which case SMH shall be required to extend the respective Effectiveness Period for an additional period of time equal to the number of days the effectiveness thereof is suspended pursuant to this proviso; provided, further, that the right to suspend the effectiveness of such Initial Shelf Registration Statement may only be exercised by SMH twice within any twelve-month period. If any event occurs that would cause the Initial Shelf Registration Statement to contain a material misstatement or omission or not to be effective and usable during the period that such Initial Shelf Registration Statement is required to be effective and usable, SMH shall promptly file an amendment to the Initial Shelf Registration Statement and use its best efforts to cause such amendment to be declared effective as soon as practicable thereafter. EFC and Edelman shall furnish SMH such information regarding its or his holdings and the proposed manner of distribution thereof as SMH may reasonably request and as shall be required in connection with the Initial Shelf Registration Statement.

(b)  If SMH issues any additional SMH Shares to either EFC or Edelman in connection with the Earn-Out Adjustment, the Second Closing Consideration or the Third Closing Consideration (collectively, the “Additional Registrable Shares”), SMH covenants and agrees that on before 45 days after the date of each issuance of such Additional Registrable Shares, SMH will cause to be filed pursuant to Rule 415 of the Securities Act one or more shelf registration statements on Form S-3 (the “Subsequent Shelf Registration Statements”), or, in SMH’s sole discretion, such amendments to the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement as may be allowed under the Securities Act, as to the Additional Registrable Shares, naming EFC or Edelman, as appropriate, as a selling stockholder. SMH shall use its reasonable best efforts to have such Subsequent Shelf Registration Statements declared effective as soon as reasonably practicable after such filing, and to keep such Subsequent Shelf Registration Statement(s) continuously effective during the respective Effectiveness Period; provided, however, that SMH may voluntarily suspend the effectiveness of such Subsequent Shelf Registration Statement(s) for a limited time, which in no event shall be longer than 30 days, if SMH has been advised by counsel or underwriters to SMH that the offering of the Additional Registrable Shares pursuant to the Subsequent Shelf Registration Statement(s) would materially adversely affect, or would be improper in view of (or improper without disclosure in a prospectus), a proposed financing, a reorganization, recapitalization, merger, consolidation, or similar transaction involving SMH, in which case SMH shall be required to extend the respective Effectiveness Period for an additional period of time equal to the number of days the effectiveness thereof is suspended pursuant to this proviso; provided, further, that the right to suspend the effectiveness of any such Subsequent Shelf Registration Statement may only be exercised by SMH twice within any twelve-month period. If any event occurs that would cause such Subsequent Shelf Registration Statement(s) to contain a material misstatement or omission or not to be effective and usable during the respective Effective Period, SMH shall promptly file an amendment to such Subsequent Shelf Registration Statement(s) and use its best efforts to cause such amendment to be declared effective as soon as practicable thereafter. EFC and Edelman shall furnish SMH such information regarding its holdings and the proposed manner of distribution thereof as SMH may reasonably request and as shall be required in connection with the Subsequent Shelf Registration Statement(s).

(c)       All costs and expenses of any registration and qualification pursuant to this Agreement shall be borne by SMH. Such costs and expense shall include, without limitation, the fees and expenses of counsel for SMH and of its accountants, all other costs, fees and expenses of SMH incident to the preparation, printing and filing under the Securities Act of the Shelf Registration Statements and all amendments on supplements thereto, the cost of furnishing copies of each preliminary prospectus, each final prospectus and each amendment or supplement thereto to underwriters, dealers and other purchasers of the Registrable Shares and the costs and expenses (including fees and disbursements of counsel) incurred in connection with the qualification of the Registrable Shares under the securities laws of various jurisdictions. Notwithstanding the foregoing, SMH shall not be obligated to bear any fees, or expenses for counsel or other advisors to EFC or Edelman or any underwriting fees, discounts or commissions or brokerage fees allocable to the registration or qualification of the Registrable Shares.

(d)       In the case of any registration or qualification pursuant to this Agreement, SMH will keep EFC and Edelman advised in writing as to the initiation of proceedings for such registration and qualification and as to the completion thereof, and will advise EFC and Edelman, upon request, of the progress of such proceeding. After the filing of any Shelf Registration Statement, SMH will promptly notify EFC and Edelman of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

(e) At SMH’s expense, SMH will keep each registration and qualification under this Agreement effective (and in compliance with the Securities Act) by such action as may be necessary or appropriate during the respective Effectiveness Period, including, without limitation, the filing of post-effective amendments and supplements to any Shelf Registration Statements or prospectus necessary to keep the Shelf Registration Statements current and the further qualification under any applicable state securities laws to permit such sale or distribution, all as reasonably requested by EFC or Edelman, as applicable. SMH will immediately notify EFC or Edelman, as applicable, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Shelf Registration Statements, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

(f) In connection with any registration of the Registrable Shares, SMH will provide a transfer agent and registrar for the Registrable Shares not later than the effective date of such Shelf Registration Statements.

(g) In connection with any registration of the Registrable Shares, SMH will, if requested by the underwriters for any Registrable Shares included in such registration, enter into an underwriting agreement with such underwriters for such offering, such agreement to contain such representations and warranties by SMH and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, provisions relating to indemnification and contribution. EFC and/or Edelman shall be party to any such underwriting agreement, and the representations and warranties by, and the other agreements on the part of, SMH to and for the benefit of such underwriters shall also be made to and for the benefit of EFC or Edelman, as applicable.

(h)       In connection with the preparation and filing of the Shelf Registration Statements registering the Registrable Shares, SMH will give EFC or Edelman, as applicable and its underwriter, if any, and their respective counsel and accountants (at their sole expense), the opportunity to participate in the preparation of such Shelf Registration Statements, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of SMH with its officers, its counsel and the independent public accountants who have certified its financial statements, as shall be necessary, in the opinion of EFC, Edelman or such underwriters or their respective counsel, in order to conduct a reasonable and diligent investigation within the meaning of the Securities Act. Without limiting the foregoing, each Shelf Registration Statement, prospectus, amendment, supplement or any other document filed with respect to a registration under this Agreement shall be subject to a reasonable review and comment period by EFC or Edelman (which review and comment period shall in no event be less than five days), as applicable registering Registrable Shares in such registration and by its counsel or Edelman, as applicable.

(i)        SMH will, at the expense of SMH, furnish to EFC and/or Edelman, as applicable, such number of Shelf Registration Statements, prospectuses, offering circulars and other documents incident to any registration or qualification referred to in this Agreement as EFC and/or Edelman from time to time may reasonably request.

(j) (A) SMH agrees to indemnify, to the extent permitted by law, Edelman, EFC and its officers, directors, stockholders, employees, agents and representatives, and any other person deemed to control EFC within the meaning of the Securities Act against all losses, claims, damages, liabilities, actions and expenses arising out of or based upon (i) any violation or alleged violation by SMH of the Securities Act, the Exchange Act or any other federal or state securities law, rule or regulation applicable to SMH or (ii) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse Edelman, EFC and its officers, directors, stockholders, employees, agents and representatives, and any other controlling person for any legal and other expenses reasonably incurred by Edelman, EFC and its officers, directors, stockholders, employees, agents and representatives, and any other controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred, except insofar as the same are caused by or contained in any information furnished in writing to SMH by EFC and/or Edelman expressly for use therein or by EFC’s or Edelman’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto. In connection with an underwritten offering, SMH will indemnify the underwriters, the officers and directors and each person who controls such underwriters to the same extent as provided above in this Section 2(i)(A).

(B)      In connection with any registration statement in which EFC is participating, EFC will furnish to SMH in writing such information as SMH reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify SMH, its directors, officers, stockholders, employees, agents and representatives, and any other person deemed to control SMH against any losses, claims, damages, liabilities, actions and expenses arising out of or based upon any untrue or alleged untrue statement or material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement, alleged untrue statement, omission or alleged omission is contained in any information so furnished in writing by EFC, and shall reimburse SMH and its officers, directors, stockholders, employees, agents and representatives, and any other controlling person for any legal and other expenses reasonably incurred by SMH and its officers, directors, stockholders, employees, agents and representatives, and any other controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred. In connection with an underwritten offering, EFC will indemnify the underwriters, the officers and directors and each person who controls such underwriters to the same extent as provided above in this Section 2(i)(B).

(C)      In connection with any registration statement in which Edelman is participating, Edelman will furnish to SMH in writing such information as SMH reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify SMH, its directors, officers, stockholders, employees, agents and representatives, and any other person deemed to control SMH against any losses, claims, damages, liabilities, actions and expenses arising out of or based upon any untrue or alleged untrue statement or material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement, alleged untrue statement, omission or alleged omission is contained in any information so furnished in writing by Edelman, and shall reimburse SMH and its officers, directors, stockholders, employees, agents and representatives, and any other controlling person for any legal and other expenses reasonably incurred by SMH and its officers, directors, stockholders, employees, agents and representatives, and any other controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred. In connection with an underwritten offering, Edelman will indemnify the underwriters, the officers and directors and each person who controls such underwriters to the same extent as provided above in this Section 2(i)(C).

(D)      Any party entitled to indemnification under this Agreement will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to so notify shall not relieve the indemnifying party of any liability hereunder except to the extent of any actual prejudice resulting therefrom) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim, the indemnifying party shall not be liable to the indemnified party for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided that the indemnified party shall have the right to employ separate counsel (and to be reimbursed by the indemnifying party for such counsel’s fees and expenses) to represent the indemnified party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the indemnified party against the indemnifying party, but the fees and expenses of such counsel shall be for the account of such indemnified party unless (x) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (y) in the reasonable judgment of such indemnified party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

(E)       The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and will survive the transfer of securities. If for any reason the foregoing indemnification is unavailable to any party or insufficient to hold it harmless as and to the extent contemplated by the preceding paragraphs, then SMH, EFC or Edelman, as the case may be, shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by SMH, on the one hand, and SMH or any other applicable indemnified party, as the case may be, on the other hand, and also the relative fault of SMH, EFC or Edelman or other applicable indemnified party, as the case may be, as well as any other relevant equitable considerations.

(k)  With a view to making available to EFC and/or Edelman, as applicable, the benefits of Rule 144 promulgated under the Securities Act, SMH agrees to maintain registration of its common stock under Section 12(g) or 15(d) of the Exchange Act and to file with the Commission in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Exchange Act so as to maintain the availability of Rule 144. Upon the written request of EFC and/or Edelman, SMH will deliver to such person a written statement as to whether it has complied with such requirements. When Rule 144(k) is being complied with, SMH shall deliver securities not bearing any legend restricting transfer for such securities, as may be requested from time to time by EFC or Edelman, as applicable upon delivery to SMH of a customary stockholder representation letter in a form reasonably acceptable to SMH.

(l)  SMH will use its best efforts cause all Registrable Securities to be qualified for inclusion in or listed on the Nasdaq National Market, The New York Stock Exchange or any securities exchange on which securities of the same class issued by SMH are then so qualified or listed.

(m)  The registration rights provided to EFC and/or Edelman, as applicable, under this Agreement may not be transferred to any other person or entity, except pursuant to the laws of descent and distribution; provided, however, that such transferees are bound by and subject to the terms and conditions contained herein. Nothing herein shall limit the ability of SMH to grant to any person or entity any registration or similar rights in the future with respect to the SMH Shares or other securities of SMH (whether pursuant to the foregoing provision or otherwise).

3.         LOCK-UP PROVISION. Notwithstanding the registration of any Registrable Shares on any Shelf Registration Statement pursuant to this Agreement, those Registrable Shares to which the provisions and Lockup Periods specified in Section 14.6 of the Purchase Agreement apply shall be and remain subject to such provisions and Lockup Periods solely to the extent provided for therein.

4.         MISCELLANEOUS.

(a) This Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof, and it also supersedes any and all prior negotiations, correspondence, agreements or understandings with respect to the subject matter hereof.

(b) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors or assigns, provided that the terms and conditions of Section 2(m) hereof are satisfied. This Agreement may not be amended, modified or waived without the written consent of SMH, EFC and Edelman.

(c)  Any notices, reports or other correspondence (hereinafter collectively referred to as “correspondence”) required or permitted to be given hereunder shall be sent by courier (overnight or same day) or telecopy or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

(i)	All correspondence to SMH shall be addressed as follows:

Sanders Morris Harris Group

600 Travis, Suite 3100

Houston, Texas 77002

Facsimile No.: (713) 993-4677

Attention: Rick Berry, Chief Financial Officer

(ii)	All correspondence to EFC or Edelman shall be addressed as follows:

The Edelman Financial Center, Inc.

12450 Fair Lakes Circle

Fairfax, Virginia 22033

Attention: Fredric M. Edelman

Any party may change the address to which correspondence to it is to be addressed by notification as provided for herein.

(d)  The parties acknowledge and agree that in the event of any breach of this Agreement, remedies at law may be inadequate, and each of the parties hereto shall be entitled to seek specific performance of the obligations of the other parties hereto and such appropriate injunctive relief as may be granted by a court of competent jurisdiction.

(e)  This Agreement may be executed in a number of counterparts, each of which together shall for all purposes constitute one Agreement, binding on all the parties hereto notwithstanding that all such parties have not signed the same counterpart.

[SIGNATURES BEGIN ON THE FOLLOWING PAGE]

This Agreement is executed by each of the parties on May 10, 2005.

SMH:

Sanders Morris Harris Group Inc.,
a Texas corporation

By:	/s/ Robert E. Garrison II
Robert E. Garrison II,
President

EFC:

The Edelman Financial Center, Inc.
a Virginia corporation

By:
Fredric M. Edelman
CEO

EDELMAN:

Fredric M. Edelman,
individually

[Signature Page to the Registration Rights Agreement]

This Agreement is executed by each of the parties on May 10, 2005.

SMH:

Sanders Morris Harris Group Inc.,
a Texas corporation

By:

EFC:

The Edelman Financial Center, Inc.
a Virginia corporation

By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

EDELMAN:

Fredric M. Edelman,
individually

/s/ Fredric M. Edelman
Fredric M. Edelman

[Signature Page to the Registration Rights Agreement]